Mail Stop 3561

February 5, 2007

Brian J. Hrubes
Controller
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

>   **Re: Winnebago Industries, Inc.**
>   **File No. 001-06403**
>   **Form 10-K: For the Year Ended August 26, 2006**
>   **Form 10-Q: For the Quarterly Period Ended November 25, 2006**

Dear Mr. Hrubes:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended August 26, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2006 Compared to Fiscal 2005, page 13

1. We note from your MD&A that decreased production volumes, which have resulted in the allocation of higher fixed costs per production unit, have caused your gross margins to deteriorate during the fiscal years ended August 26, 2006 and August 27, 2005 and the quarterly period ended November 25, 2006. You also state in the MD&A sections of your Form 10-K for the fiscal year ended August 26, 2006 and the Form 10-Q for the quarterly period ended November 25, 2006 that you intend to continue to adjust your factory schedule as necessary to reflect the demand for your products. Please tell us whether the reductions in sales and production volumes over the last two years resulted in the recognition of a charge related to abnormal idle facility capacity during fiscal year 2006 or the quarter ended November 25, 2006. To the extent that you have not recognized a charge related to idle capacity in the aforementioned periods, please tell us why you believe your current production levels to be at normal capacity. Please refer to paragraph 2 of SFAS No. 151 for further guidance.

2. We believe that your MD&A discussion could be enhanced by further quantification of the impact of the factors that have affected each expense category in you statement of operations. For example, when you do not provide quantitative disclosures regarding the impact that your increased stock option expense had on your gross margin, selling expenses, and general and administration expenses, it is unclear what impact the other factors described in MD&A had on these expense categories. As such, please expand your disclosures in MD&A to quantify the impact of each significant factor which has affected your results of operations.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1: Nature of Business and Significant Accounting Policies

Revenue Recognition, page 26

3. We note that revenue is recognized, in part, when written or verbal approval for payment has been received from the floor plan financing institution. Please tell us if you are aware of the credit standards imposed by the individual financing

institutions that provide financing to your dealers. If so, qualitatively and quantitatively explain to us these standards. Also, explain whether these standards meet the requirements of GAAP that collectibility is reasonably assured. In this regard, a bank or finance company that receives substantial protection from you has less incentive to establish stringent credit standards when compared to a bank or finance company receiving no protection. In addition, compare and contrast for us these credits standards with the credit standards you impose on your customers who do not use floor plan financing. Finally, while we note that you have incurred no losses under your repurchase agreements for the periods presented, please tell us the amount of any repurchases for each of the periods presented.

Note 5: Employee Retiree Benefits

Deferred Compensation Benefits

Non-Qualified Deferred Compensation Programs, page 30

4. We note that your investment in life insurance balance is reported in your balance sheet net of borrowings against the cash surrender value. Please tell us why you believe that the borrowings against the cash surrender value have a right of offset. In this regard, please confirm and disclose that your company has no intent or obligation to repay the borrowings prior to the maturity or cancellation of the related insurance policy or policies. Furthermore, please reconcile between the "Investment in life insurance" balance reported in your balance sheet and the balance reported in Footnote 5 to your financial statements.

Note 6: Contingent Liabilities and Commitments

Repurchase Commitments, page 30

5. Please briefly explain to us how you have considered FIN 46 (R) in relation to both (1) your dealers and (2) the lending institutions that provide them floor plan financing. Specifically, tell us whether any of the conditions in paragraph 4.h. of FIN 46 (R) exist, and explain to us, with specificity, the basis for your conclusions. As part of your response, address how the dealers and lending institutions have structured their businesses (e.g., Do any of the dealers and lending institutions use subsidiaries that conduct business solely / primarily with you?). If any of the conditions of paragraph 4.h exist, tell us whether you consider any of these entities to be variable interest entities and the basis for your conclusion. For entities that are considered variable interest entities, explain to us how you are accounting for these entities and the basis for your determination.

Guarantees For Suppliers, page 31

6. Please explain to us how you have considered FIN 46 (R) in relation to the service and guarantee agreements you have executed. Refer to paragraphs B10, B11, B22, and B23 for guidance.

Note 11: Income Per Share, page 36

7. We note that your dilutive earnings per share computation for the 2006 fiscal year included 285,000 dilutive shares related to your company's outstanding stock options. In addition, we note per Footnote 9 to your financial statements that there were a total of 1,591,676 options outstanding at August 26, 2006. Given the significant disparity between the number of options outstanding and the related number of dilutive shares of common stock included in your computation of diluted EPS, we believe that you should disclose the number of options which could potentially dilute basic EPS in the future, but were not included in the computation of dilutive EPS because to do so would have been anti-dilutive. Please refer to the requirements of paragraph 40(c) of SFAS No. 128.

Note 13: Interim Financial Information (Unaudited), page 37

8. Please explain to us the reason your operating expenses increased by approximately 30% in the fourth quarter of fiscal year 2006 when compared with the immediately preceding quarter. As part of your response, explain your basis for recording any additional expense amounts in the fourth quarter.

Form 10-Q: For the Quarterly Period Ended November 25, 2006

Item 1. Financial Statements

Notes to Financial Statements

Note 4: Inventories, page 5

9. We note that your inventory balance increased from approximately $77.1 million at August 26, 2006 to approximately $97.2 million at November 25, 2006, primarily as a result of the increases in raw materials and work-in-process inventories. Furthermore you state in the press release included in the Form 8-K furnished on December 14, 2006 that you expect continued weakness in your seasonally slower second quarter due to a challenging market environment and reluctance on the part of your dealer partners to increase inventory during the winter months. Given i) the significant decrease in your sales over each of the last two fiscal years and during the quarterly period ended November 25, 2006 as compared to the period ended November 26, 2005, ii) the current market environment, and iii) your dealer partners' reluctance to increase inventory, please

tell us the factors which have contributed to the increase in your inventory balance at November 26, 2005. Furthermore, please tell us why you believe your inventory balance is stated at the lower of cost or market.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief